April 14, 2011
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: J. Nolan McWilliams

Re:	T3 Motion, Inc.
Amendment No. 3 to the Registration Statement on Form S-1
Filed April 6, 2011
Amendment No. 4 to the Registration Statement on Form S-1
Filed April 8, 2011
Amendment No. 5 to the Registration Statement on Form S-1
Filed April 11, 2011
File No. 333-171163
Dear Mr. McWilliams:
          On behalf of T3 Motion, Inc. (the “Company” or “T3 Motion”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated April 13, 2011. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.
General
1.	We note your response to prior comments 2 and 3 that the reverse stock split is to occur after the effectiveness of the registration statement. In this regard, please clearly indicate in the notes to the audited financial statements that the 1 for 10 reverse stock split is to be effected after the effectiveness of the registration statements and therefore, the historical share information contained in the audited financial statements do not assume the reverse stock split and accordingly have not been adjusted.

Response: Please see the updated disclosure in footnote 2 of the audited financial statements clarifying the reverse split timing and the effect on the pro forma stockholders’ equity (deficit).
Certain prior investors who purchased our securities, page 19
2.	Please revise to clarify, if true, that you have the agreements to remove the price-based, anti-dilution agreements referred to in the carryover paragraph on page 20 or, alternatively, revise to include a table of the additional dilution to your common shareholders based on the middle of the range.

Response: Please see the updated disclosure on the risk factors indicating that we have the agreement with substantially all of the holders to remove the price-based, anti-dilution agreements from their warrants and to convert their preferred stock into common stock.

Unaudited Pro Forma Consolidated Financial Information, page 24
Notes to Unaudited Pro Forma Consolidated Financial Information, page 29
3.	Reference is made to footnote (8) and footnote (20). We note that prior to the closing of the offering, the company anticipates entering into agreements with the holders of Class G warrants for the purchase of 826,373 shares of the company’s common stock, whereby the holders will waive the anti-dilution provisions in the warrant agreements which allow the exercise prices to reset to the price of a new issuance. In addition to being directly attributable to the transaction, the pro forma adjustment must also be factually supportable. Please tell us the evidence management has obtained that factually supports holders of Class G warrants will waive the anti-dilution provisions in the warrant agreements which allow the exercise prices to reset to the price of a new issuance which effectively will result in the reclassification of the derivative liabilities to additional paid-in capital. As part of your response and revised disclosure, please explain why the Class G warrant holders are willing to waive the anti-dilution provisions in the warrant agreements and whether any other form(s) of consideration will be exchanged as part of the waiver agreement.

Response: Management has obtained executed agreements from the holders of 815,373 Class G warrants whereby there holders have agreed to waive the anti-dilution provisions included in their warrant agreements in exchange for an understanding to decrease the exercise price of the Class G warrants from $0.70 per share to $0.50 per share (or $7.00 per share to $5.00 per share on a post-reverse stock split basis). The waiver was a condition precedent for this offering in order for the Company to meet NYSE Amex, LLC listing requirements, and to eliminate derivative liabilities which were caused by the price-based, anti-dilution protection provisions. The Class G warrant holders will benefit from the greater liquidity normally afforded the holders of common stock listed on the Amex as compared to the OTC Bulletin Board. In addition, the underwriters conditioned this public offering on the Company causing its common stock to be listed on the Amex. Further, the Class G warrant holders will benefit from increased capitalization that will result from the completion of this public offering.
4.	Furthermore, please provide us with your calculation of the adjustment and whether the modification in warrant terms resulted in any additional expense. If not, please explain why.

Response: The adjustment for footnote (8) is the historical fair value of the derivative liability related to the anti-dilution provision included in the Class G warrant agreements. The adjustment for footnote (20) is the change in the fair value of the derivative liability during the year ended December 31, 2010 on a historical basis. The change in fair value adjustment is calculated as follows:

Fair value of derivative liability at December 31, 2009 (historical basis)	$1,742,781
Add:
Fair value of anti-dilution provision derivative liability on date of issuance related to warrants issued to Series A convertible preferred stockholders during the year ended December 31, 2010 (historical basis)	716,236

Adjusted fair value of derivative liability before change in fair value adjustment (historical)	2,459,017

Fair value of derivative liability at December 31, 2010 (historical basis)	2,862,909

Change in fair value adjustment (historical basis)	$(403,892)

We considered the modification of the exercise price of the warrants as a result of fixing the exercise price at $0.50 per share (pre 10-for-1 reverse stock split) upon completion of the offering. The resulting incremental value associated with the modification was approximately $67,000. We did not consider this amount material to the pro forma presentation, and therefore, did not include this pro forma adjustment.
5.	Please tell us and revise your disclosures for footnotes (17), (19), (20) and (21), to provide how the amounts were calculated or determined. The level of detail presented should allow a reader to recalculate the adjustment.

Response: As requested, we have provided additional disclosure of the calculation of the pro forma adjustments included in footnotes (17), (19), (20) and (21). It should be noted that each of the amounts included in the added disclosures (with the exception of the “adjusted” subtotal amounts) are included in the footnotes to the audited financial statements included in the registration statement. The “adjusted” subtotal amounts are included to allow the reader to better understand the adjustment calculations.

Exhibit 5.1
6.	We note that Amendment 5 contemplates that a share purchase warrant will be issued to the underwriters in lieu of Purchase Option Units. Please have counsel revise the legality opinion accordingly.

Response: As requested, our counsel has revised the legal opinion to remove references to purchase option units.

7.	We note language in paragraph (i) that the shares of common stock included in the Purchase Option Units “have been ... to our knowledge, reserved for issuance upon exercise of such Class H and I Warrants....” (emphasis added). It is unclear what prevents counsel from provided an unqualified opinion in this regard. Please have counsel remove this qualification from the opinion or advise.

Response: Our counsel has revised the opinion to delete this qualifier.

8.	We note that the legality opinion is limited to federal law and Delaware law but that the Share Purchase Warrants are governed by New York law. Please have counsel either include New York law within the scope of the opinion or obtain an opinion of local counsel.

Response: We have revised the governing law of the Share Purchase Warrants to Delaware law.

9.	Investors are entitled to rely on the legality opinion. Accordingly, please have counsel remove the first sentence of the last paragraph.

Response: Our counsel has removed the first sentence of the last paragraph.
Other
10.	Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

Response: We expect the registration statement to be declared effective prior to the requirement to include any interim consolidated financial statements. If the registration statement is not declared effective prior to the required date, we will update the registration statement to include the interim financial information required by Rule 8-08 of Regulation S-X.

11.	An updated accountant’s consent should be included in any future amendments to your Form S-1 registration statement.

Response: An updated accountant’s consent is included with our amendment to the Form S-1 registration statement.
*      *      *      *       *

          We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned if you have questions or if you need any additional information by telephone at (424) 239-1890, or by facsimile at
(424) 239-1882.

Very truly yours, LKP Global Law, LLP
/s/ Ryan S. Hong
Ryan S. Hong, Esq.